Exhibit 99.2

NEWS RELEASE

For Immediate Release

Xyratex Ltd Declares Special $2.00 Dividend and Accelerated Quarterly Dividend

Havant, UK — December 17, 2012 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of data storage technology, today announced that its board of directors has declared a one-time, special cash dividend of $2.00 per share. The special cash dividend will be distributed on December 31, 2012 to shareholders of record as at the close of business on December 27, 2012.

Xyratex’s board of directors has also declared a quarterly cash dividend of $0.075 per common share and approved the acceleration of the dividend payable date to December 31, 2012 to shareholders of record as at the close of business on December 27, 2012.  The quarterly dividend would otherwise have been declared in January 2013 with Xyratex’s quarterly earnings results for the fourth quarter of fiscal 2012.

“The company’s solid, debt-free balance sheet and projected cash generation allow us to pay approximately $58 million of special dividends together with approximately $2 million of accelerated quarterly dividends from cash on hand while maintaining the flexibility to continue to invest in our business. Our board believes paying these dividends at this time will provide additional value to our shareholders,” said Steve Barber, CEO of Xyratex.

The payment of any future cash dividends will be at the discretion of Xyratex’s board of directors and will be dependent upon Xyratex’s financial position, results of operations, available cash, cash flow, capital requirements and other factors deemed relevant by the board of directors.

Safe Harbor Statement

This press release contains forward-looking statements. These statements relate to future events or our future financial performance. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include our inability to retain major customers and meet the required technical and performance specifications of our products in a timely manner or at all, the cyclical nature of the markets in which we operate, changes in our customers’ volume requirements, our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, deterioration in global economic conditions, diminished growth in the volume of digital information, patent infringement claims and our inability to protect our intellectual property and the impact of natural disasters. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In

some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry, and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contact:

Vice President of Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: bdriver@xyratex.com

Website: www.xyratex.com